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February 20, 2007



Mr. David R. Humphrey
Ms. Beverly A. Singleton
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:      Broadview Institute, Inc.
         Form 10-KSB for fiscal year ended March 31, 2006
         Filed June 29, 2006
         File No. 0-08505

Dear Mr. Humphrey and Ms. Singleton:

Below please find our responses to your comments in your letter dated February 6, 2007. For your convenience, each of our responses is preceded by the related comment.

FORM 10-KSB (Fiscal Year Ended March 31, 2006)
Exhibit 13. Annual Report to Shareholders

Management's Discussion and Analysis

Results of Operations


              1. COMMENT: Discuss the primary segment profitability measure used by your chief operating decision maker in allocating resources to the segment and assessing segment performance. We note from your audited SFAS No. 131 segment footnote disclosure, it appears that "operating income (loss)" is the primary profitability measure. If true, expand MD&A to discuss this measure for each of your segments and indicate that such measure is the primary profitability measure used to evaluate your segment operations.

                  RESPONSE: We will amend the Form 10-KSB to expand the MD&A to discuss operating loss as the primary profitability measure for each segment used to evaluate our segment operations. The enhanced discussion will focus on the changes and causes of operating income or loss performance in total and by segment.


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Mr. David R. Humphrey
Ms. Beverly A. Singleton
US Securities and Exchange Commission
Page 2



              2. COMMENT: In light of the previous comment and the overall nature of your business, we believe you should not present a sub-total, such as gross profit, before deducting selling, general and administrative expenses. In this regard, we note that your S,G&A costs include education salaries and marketing expenses at UCC. These costs appears to be integral costs of doing business and generating revenue. Accordingly, they should be deducted in the determination of any measure of profitability. Please revise your statements of operations and the related MD&A discussion.

                  RESPONSE: We will amend the Form 10-KSB to revise the statement of operations and the related MD&A for the elimination of the gross profit subtotal. The statement of operations will now include lines for revenues and operating expenses (captioned by lines for media production products and services sold; educational services and facilities; selling, general and administrative expenses; acquisition costs; and total operating expenses) and will subtotal to operating loss as the primary profitability measure. We will also modify the discussion in the MD&A to include a thorough discussion of each of these line items and of operating loss. The enhanced discussion will focus on the changes and causes of each line item.


Report of Independent Registered Public Accounting Firm

              3. COMMENT: Refer to the introductory paragraph. We note the 2005 financial statements of C Square Educational Enterprises were audited by other auditors whose report you are relying on. In reference to Note 2 to Item 310 of Regulation S-B, under the guidance of Article 2 of Regulation S-X, the audit report of the other auditors is also required to be filed with your financial statements. See Rule 2-05 of Regulation S-X. Please amend your filing to include the report of the other auditors.

                  RESPONSE: We will amend the Form 10-KSB to include the report of the other auditors.


Statements of Operations

              4. COMMENT: As noted in our earlier comments, please revise the statements of operations to delete the sub-total for gross profit.

                  RESPONSE: We will amend the Form 10-KSB to delete the subtotal for gross profit in the statements of operations. Also see our response to your Comment 2.

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Mr. David R. Humphrey
Ms. Beverly A. Singleton
US Securities and Exchange Commission
Page 3



              5. COMMENT: Refer to the non-operating line item "acquisition expense." We note from your discussion in MD&A - Results of Operations under the category of "Other Expense" that this line item pertains to acquisition costs relating to the acquisition of C Square Educational Enterprises (i.e., UCC) in July 2005. These costs should be reclassified as "operating costs" within the statements of operations. Please revise.

                  RESPONSE: We will amend the 10-KSB to reclassify the "acquisition expense" line from "Other Expense" into "Operating Expenses."


The Company and Summary of Significant Accounting Policies

Cash and Cash Equivalents

              6. COMMENT: Reference is made to your disclosure of the restricted cash. To the extent the amount becomes significant, please provide as a separate line item on the face of the balance sheet.

                  RESPONSE: Your comment is noted. Restricted cash has not been material to the financial statements. To the extent restricted cash becomes material in the future, filings will disclose it as a separate line item on the balance sheet.


Business Acquisition

              7. COMMENT: Please tell us the ownership percentages that Mr. Terry Myhre held in you and in UCC just prior to the July 1, 2005 acquisition date. Also, confirm to us that you recorded the net assets of UCC that were attributed to your "interest under common control" at the historical carrying values. Further, in reference to Exhibit 99.2 of the Form 8-K, Amendment No. 2 filed on November 14, 2005, explain to us how you determined the amount of net assets attributed to the non-common control interests acquired (i.e., the minority interests held by the Sellers, other than Mr. Myhre). Also, supplementally tell us what accounting literature you relied upon in recording this acquisition.

                  RESPONSE: On July 1, 2005, Broadview Media, Inc. (BM) acquired UCC by issuing 5,000,000 shares of its voting common stock on a proportionate basis to the stockholders of UCC.

                  Immediately prior to BM's acquisition of UCC, Mr. Terry Myhre owned 1,550,000 common and preferred voting shares (approximately 48%) of the


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Mr. David R. Humphrey
Ms. Beverly A. Singleton
US Securities and Exchange Commission
Page 4



                  approximately 3,220,000 common and preferred voting shares outstanding of BM. In addition Mr. Myhre also held 1,000,000 exercisable warrants, at $1.25 strike price (approximately 87% of the warrants outstanding). The stock price closed at $6.23 per share at the date of acquisition. Mr. Myhre was also Chairman and CEO of BM and the largest single stockholder in BM. The next single largest stockholder of BM prior to the acquisition owned approximately 10% of the common and preferred voting shares outstanding. At the date of acquisition, Mr. Myhre also was co-borrower with the Company on a $500,000 bank note and $300,000 bank line of credit, as well as the holder of a $1,000,000 line of credit to the Company, all of which gave Mr. Myhre additional control over the Company. By virtue of his ownership, management position, warrants, and debt leverage, Mr. Myhre was deemed to control BM.

                  Mr. Myhre also owned approximately 68% of the outstanding voting shares of UCC at the acquisition date. The remaining UCC stockholders owned approximately 32% of the voting shares. The remaining stockholders of BM did not own any stock in UCC, and the remaining stockholders of UCC did not own any stock in BM.

                  After the acquisition, Mr. Myhre owned approximately 64% of the common and preferred voting shares of BM. A former minority stockholder in UCC owned approximately 18% of BM after the acquisition; this individual owned approximately 29% of UCC prior to the acquisition. No other stockholders owned more than 10% of BM after the acquisition.

                  Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations (as amended)," requires acquisitions to be accounted for under the purchase method of accounting, unless the acquirer and the acquired entities are under common control, in which case the acquisition must be accounted for similar to a pooling of interests with a limited step up in basis only for the minority interest in the acquired entity (paragraphs 11, 14, A5, A6, D2, and D11 through D18). We believe that, although Mr. Myhre did not have voting control of BM prior to acquisition, he did, in fact control BM for the reasons cited previously. As a result, a pooling with a limited step up for the minority interests was an appropriate method of accounting for this acquisition.

                  Assets, liabilities, and equity attributable to Mr. Myhre's controlling interest percentage in UCC were recorded at their historical carrying values. Assets, liabilities, and equity attributable to the noncontrolling minority interest percentage were recorded at fair value.


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Mr. David R. Humphrey
Ms. Beverly A. Singleton
US Securities and Exchange Commission
Page 5



Investment

              8. COMMENT: Explain the nature of the "production credits" you will provide to the limited partnership for use of your facilities and equipment. It is unclear what is defined as production credits. Also, tell us how these credits will be accounted for in your financial statements as the credits are applied or used.

                  RESPONSE: In July 2005, BM entered into an agreement to invest $150,000 ($50,000 cash, $100,000 noncash) in TV Trainer
                  Limited Partnership (TV) for 300,000 limited partnership units. As of March 31, 2006, BM had invested $25,000 cash and $0 noncash.

                  BM is to provide equipment to TV such as camera usage. BM will not receive cash payment for the usage but will receive TV partnership units ($0.50/unit) equal to the cost of the equipment usage. Upon sale of the products to customers, BM also will receive cash royalties. If BM incurs "out of pocket" expenses in providing these services (e.g. set design services from a contracted worker), TV will reimburse BM the expense instead of issuing a production credit.

                  The investment is accounted for on the cost method, since BM's ownership in TV upon earning all of its 300,000 units will be approximately 18.5%.

                  At March 31, 2006, BM recorded an investment of $25,000 for the cash it has initially invested. BM will increase its investment upon payment of its remaining cash obligation of $25,000. No liability (or contra asset) has been recorded as the shares for any unpaid units have not been issued.

                  As production credits are issued for equipment usage, BM will record revenue for this usage and increase its investment in TV for the additional share units issued. As of March 31 2006, no production credits had been earned. The investment will also be periodically reviewed for any impairment.


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Mr. David R. Humphrey
Ms. Beverly A. Singleton
US Securities and Exchange Commission
Page 6



In connection with our response, Broadview Institute, Inc. acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please feel free to contact me regarding the contents of this response. When your comments are resolved, our Form 10-KSB/A will be filed shortly thereafter.


Very truly yours,

Broadview Institute, Inc.


/s/ H. Michael Blair

H. Michael Blair
Chief Financial Officer